Duke Energy and Progress Energy to Merge

Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 001-15929

Duke Energy and Progress Energy to Merge

Duke Energy and Progress Energy have announced a merger agreement to combine the two companies. Subject to shareholder and regulatory approval, the merger of Duke Energy and Progress Energy will create the nation’s largest utility, with more than 7 million customers in six regulated service territories – North Carolina, South Carolina, Florida, Indiana, Kentucky and Ohio. The two companies’ mix of coal, nuclear, natural gas, oil and renewable resources will total approximately 57 gigawatts of U.S. generating capacity. The combined company will be called Duke Energy and headquartered in Charlotte, N.C.

Duke Energy and Progress Energy Service Territories

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may, ” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy and Progress Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke

http://wwwdev.duke-energy.com/progress-energy-merger/default.asp[1/9/2011 10:42:51 PM]

Duke Energy and Progress Energy to Merge

Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Duke Energy’s and Progress Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

News Releases

Home » News Releases
News Releases
January 10, 2011
Duke Energy and Progress Energy to Merge
Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may, ” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy and Progress Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Duke Energy’s and Progress Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

http://wwwdev.duke-energy.com/progress-energy-merger/releases.asp[1/9/2011 10:43:21 PM

James E. Rogers -Duke Energy

James E. Rogers Chairman, President and Chief Executive Officer

Jim Rogers is chairman of the board, president and chief executive officer of Duke Energy.

Rogers has more than 22 years of experience as a chief executive officer in the electric utility industry. He was named president and chief executive officer of Duke Energy following the merger of Duke Energy and Cinergy in April 2006. Before the merger, Rogers served as Cinergy’s chairman and chief executive officer for more than 11 years. Prior to the formation of Cinergy, he joined PSI Energy in 1988 as the company’s chairman, president and chief executive officer.

Rogers has served as deputy general counsel for litigation and enforcement for the Federal Energy Regulatory Commission (FERC); executive vice president of interstate pipelines for the Enron Gas Pipeline Group; and as a partner in the Washington, D.C., office of Akin, Gump, Strauss, Hauer & Feld. Prior to those appointments, he served as assistant to the chief trial counsel at FERC; as a law clerk for the Supreme Court of Kentucky; and as assistant attorney general for the Commonwealth of Kentucky, where he acted as intervener on behalf of state consumers in gas, electric and telephone rate cases. He was also a reporter for the Lexington (Kentucky) Herald-Leader.

In the course of his career, Rogers has served more than 60 cumulative years on the boards of Fortune 500 companies. He is currently a director of Cigna Corp. and Applied Materials Inc. He has also served as a director of Duke Realty Corporation, Cinergy Corp., PSI Energy, Bankers Life Holding Corporation, Irkutskenergo AO, Indiana National Bank and Fifth Third Bancorp. In 2010, NACD Directorship, the magazine of the National Association of Corporate Directors, named Rogers to its annual Directorship 100 list, which recognizes the most influential people in corporate governance.

Rogers is past chairman of the Edison Electric Institute and is currently an ex officio member of the Executive Committee. He is chairman of the Institute for Electric Efficiency. He serves as a member of the board of directors and the Executive Committee of the Nuclear Energy Institute, and is a board member of the Institute of Nuclear Power Operations and the World Association of Nuclear Operators (WANO). Rogers is also a member of the Business Council and serves on the boards of the Business Roundtable, the National Coal Council, the National Petroleum Council and the Nicholas Institute for Environmental Policy Solutions.

Rogers is a board member of the Alliance to Save Energy, having served as co-chair, and is past co-chair of the National Action Plan for Energy Efficiency. He serves as a member of the board of directors and vice chairman of the Executive Committee of the World Business Council for Sustainable Development. He is a lifetime member of the Council on Foreign Relations and a member of the Honorary Committee of the Joint U.S.-China Collaboration on Clean Energy (JUCCCE) and the Club of Madrid President’s Circle. Rogers also serves on an advisory board for the Aspen Institute’s Business and Society Program and is past chairman of the Edison Foundation. He has testified 22 times on energy, environmental and other policy matters before congressional committees.

In 2010, the World Affairs Council of Charlotte honored Rogers with its World Citizen Award for his efforts to raise the profile of both Duke Energy and Charlotte on the international stage.

In 2009, Rogers was honored with EnergyBiz magazine’s CEO of the Year EnergyBiz KITE Award (Knowledge, Innovation, Technology, Excellence). He was inducted into the inaugural Energy Efficiency Forum Hall of Fame by the U.S. Energy Association and Johnson Controls Inc. Rogers was also named 2009 Citizen of the Carolinas by the Charlotte Chamber of Commerce. In 2007, he was named the energy industry’s CEO of the Year by Platts and Business Person of the Year by the Charlotte Business Journal.

http://www.duke-energy.com/about-us/leaders/jim-rogers.asp[1/9/2011 10:44:09 PM]

James E. Rogers -Duke Energy

Over the past several years, Rogers has published numerous articles and spoken to more than 20 universities and colleges across the country on energy and environmental issues. He also serves on a variety of civic boards, including the Foundation For the Carolinas and co-chairing an Arts & Science Council (ASC) initiative to enrich cultural resources in the Charlotte area.

Rogers attended Emory University and earned a bachelor of business administration and a juris doctor degree from the University of Kentucky, where he was a member of the Kentucky Law Journal and Beta Gamma Sigma National Honor Society. He was named to the Hall of Fame at the Carol Martin Gatton College of Business and Economics and the Hall of Fame of the College of Law, both of the University of Kentucky. He was also inducted into the University of Kentucky’s 2010 Hall of Distinguished Alumni.

Also, Rogers has been honored with various awards and recognition: The Jan. 5, 2009, edition of Newsweek named Rogers to The Global Elite list, “The 50 Most Powerful People in the World,” saying “The CEO of Duke Energy could make dreams of renewable power a reality.” He received the 1996 Energy Daily Corporate Leadership Award; the 1998 Hebrew Union College Cincinnati Associates Tribute Honoree; the 2004 National Conference for Community and Justice (NCCJ) Distinguished Service Citation; the 2005 Keystone Center Leadership in Industry Award; the 2005 Ronald McDonald House Lifetime Achievement Award; the 2006 Human Relations Award from the American Jewish Committee, Cincinnati Chapter; and the 2007 Ellis Island Medal of Honor. Rogers has also received an honorary doctor of law degree from Indiana State University, an honorary doctor of business administration degree from Marian College in Indianapolis, Ind., and an honorary doctor of humane letters degree from Queens University of Charlotte.

The Birmingham, Ala., native was born in 1947. Rogers and his wife, Mary Anne, have two daughters, a son and eight grandchildren.

Duke Energy, one of the largest power companies in the United States, supplies and delivers electricity to approximately 4 million customers in the Carolinas and the Midwest. The company also distributes natural gas in Ohio and Kentucky. Its commercial power and international businesses operate diverse power generation assets in North America and Latin America, including a growing renewable energy portfolio. Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK.

December 6, 2010

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http://www.duke-energy.com/about-us/leaders/jim-rogers.asp[1/9/2011 10:44:09 PM]

Executive Management - Progress Energy

Executive Management

William D. “Bill” Johnson

Chairman, President and Chief Executive Officer

Progress Energy

Download photo

Bill Johnson is chairman, president and chief executive officer (CEO) of Progress Energy, Inc. He became chairman and CEO on October 12, 2007. He served as president and chief operating officer from January 2005 until October 2007. Johnson has been with Progress Energy (previously CP&L) in a number of roles since 1992, including group president for Energy Delivery, president and chief executive officer for Progress Energy Service Company, and general counsel and secretary for Progress Energy, Inc.

Before joining Progress Energy, Johnson was a partner with the Raleigh office of Hunton & Williams, where he specialized in the representation of utilities. He previously served as a law clerk to the Honorable J. Dickson Phillips Jr. of the U.S. Court of Appeals for the Fourth Circuit.

Johnson currently serves on the boards and executive committees of the Edison Electric Institute (EEI) and the Nuclear Energy Institute (NEI). He is also a member of the boards of directors of the Institute of Nuclear Power Operations (INPO). In addition, he serves on numerous other community and charitable organizations.

He graduated from Duke University summa cum laude with a bachelor’s degree in history, and received a law degree with high honors from the University of North Carolina at Chapel Hill in 1982.

http://www.progress-energy.com/aboutus/executive/johnson.asp[1/9/2011 10:44:40 PM]

About Duke Energy

Home » About Duke Energy
About Duke Energy

Duke Energy is one of the largest electric power holding companies in the United States. Its regulated utility operations serve approximately 4 million customers located in five states in the Southeast and Midwest, representing a population of approximately 11 million people. Its commercial power and international business segments own and operate diverse power generation assets in North America and Latin America, including a growing portfolio of renewable energy assets in the United States.

Headquartered in Charlotte, N.C., Duke Energy is a Fortune 500 company traded on the New York Stock Exchange under the symbol DUK. More information about the company is available on the Internet at: www.duke-energy.com. To learn more and contribute to the discussion about the energy issues of today and the possibilities of tomorrow, see www.sheddingalight.org.

• Annual Report
• Duke Energy Foundation
• Investors
• Sustainability
• Leadership
• Company Website
Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may, ” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy and Progress Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Duke Energy’s and Progress Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

http://wwwdev.duke-energy.com/progress-energy-merger/duke.asp[1/9/2011 10:44:58 PM]

About Progress Energy

Home » About Progress Energy About Progress Energy

Progress Energy (NYSE: PGN), headquartered in Raleigh, N.C., is a Fortune 500 energy company with more than 22,000 megawatts of generation capacity and approximately $10 billion in annual revenues. Progress Energy includes two major electric utilities that serve about 3.1 million customers in the Carolinas and Florida. The company has earned the Edison Electric Institute’s Edison Award, the industry’s highest honor, in recognition of its operational excellence, and was the first utility to receive the prestigious J.D. Power and Associates Founder’s Award for customer service. The company is pursuing a balanced strategy for a secure energy future, which includes aggressive energy-efficiency programs, investments in renewable energy technologies and a state-of-the-art electricity system. Progress Energy celebrated a century of service in 2008. Visit the company’s website at: www.progress-energy.com.

• Annual Report • Progress Energy Grant Programs • Investors • Corporate Responsibility Report • Leadership • Company Website
Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may, ” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy and Progress Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Duke Energy’s and Progress Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

http://wwwdev.duke-energy.com/progress-energy-merger/progress.asp[1/9/2011 10:45:17 PM]

Contact Us

Home » Contact Us Contact Us For comments or questions about the Duke Energy/Progress Energy merger, contact us at Duke Energy by e-mail.

http://wwwdev.duke-energy.com/progress-energy-merger/contact-us.asp[1/9/2011 10:47:51 PM]

IR Events

Home » IR Events
IR Events

Duke Energy Chairman, President and CEO Jim Rogers and Progress Energy Chairman, President and CEO Bill Johnson will discuss the combination of the two companies on a conference call at 10 a.m. on Monday, Jan. 10.

The call will be available by telephone and audio webcast. Handouts are available through the Duke Energy or Progress Energy investor websites.

Webcast (listen-only):
www.duke-energy.com/investors or www.progress-energy.com.

Click on the audio webcast link. Please log on to the website at least 10 minutes prior to the call, to register and download/install any necessary audio software. A replay of the webcast will be available for two weeks, beginning at 1 p.m., Monday, Jan. 10.

Teleconference:

800-458-9009 for U.S. callers (719-325-2459 for international callers)

Participants will be asked to provide their name and business affiliation. The conference access code is 3024536. A telephone replay will be available for 30 days, beginning at 1 p.m. Monday, Jan. 10 (888-203-1112).

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may, ” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy and Progress Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Duke Energy’s and Progress Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive

http://wwwdev.duke-energy.com/progress-energy-merger/events.asp[1/9/2011 10:48:03 PM]

IR Events

proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

http://wwwdev.duke-energy.com/progress-energy-merger/events.asp[1/9/2011 10:48:03 PM]

Duke Energy and Progress Energy to Merge: Creating the leading U.S. Utility

NYSE: DUK	NYSE: PGN

Based in Charlotte, N.C., Duke Energy is a Fortune 500 energy company with regulated and unregulated electric and natural gas businesses. www.duke-energy.com	Based in Raleigh, N.C., Progress Energy is a Fortune 500 energy company with two major electric utilities that serve about 3.1 million customers in the Carolinas and Florida. www.progress-energy.com

Duke Energy Carolinas	Progress Energy Carolinas
Duke Energy Indiana	Progress Energy Florida
Duke Energy Ohio
Duke Energy Kentucky
Commercial Power
Duke Energy Generation Services
Duke Energy International

Assets: $57.9 billion*	Assets: $32.7 billion*
Revenues: $12.7 billion**	Revenues: $10 billion**
Electric Customers: 4 million	Electric Customers: 3.1 million
Gas Customers: 500,000	Total U.S. Generating Capacity: Approximately
Total U.S. Generating Capacity: Approximately 35,400	21,800 megawatts (owned capacity)
megawatts (owned capacity)	Service Territory: 54,000 square miles
Service Territory: 50,000 square miles	States Served: North Carolina, South Carolina
States Served: North Carolina, South Carolina, Ohio,	and Florida
Kentucky and Indiana	Employees: 11,000
Employees: 18,600	Annual Foundation Giving: Approximately $7 million
Annual Foundation Giving: Approximately $15.5 million

Company Name: Duke Energy Corporation
Corporate Headquarters: Charlotte, N.C.; substantial operations in Raleigh, N.C.
Market Capitalization: $36.5 billion***
Total Assets: $90.6 billion*
Revenues: $22.7 billion**
Customers: 7.1 million electric and 500,000 gas
Generating Capacity: 57,200 megawatts
Service Territory: 104,000 square miles
Executive Chairman: James E. Rogers
President and Chief Executive Officer: William D. Johnson
Board of Directors: The new Duke Energy board will be composed of 18 directors, 11 designated by Duke Energy, including the lead director, and 7 designated by Progress Energy

*	As of stock close September 30, 2010
**	As of December 31, 2009
***	As of December 31, 2010

Managing the Transformation of the Energy Industry The right size, scale and diversity

The combined company will create the leading U.S. utility company

• Leverage best practices to achieve even higher levels of safety, operational excellence and customer satisfaction

• Combine fuel purchasing power and generating plant dispatch to save customers money

• Continued commitment to delivering affordable, reliable and clean energy

• New investments in technology to reduce our environmental footprint and become more efficient

Highly diversified generation capacity and fuel profile
Capacity and fuel diversity projected to increase, migrating the combined fleet to greater gas and less coal exposure By Owned Capacity: 57 GW1

[1] Capacity owned as of 09/30/10 and excludes purchased power and 4.1 GW of Duke Energy International assets.
U.S. generation well positioned for pending environmental regulations Mitigate cost increase and strategic execution risks in era of major change Generation Capacity by Technology (GW/%)

[1]         Duke Energy: Nuclear (15%), Hydro (9%), Renewables (2%); Progress Energy: Nuclear (17%), Hydro (1%); Combined: Nuclear (16%), Hydro (6%), Renewables (1%) Note: Generation capacity as of 09/30/10 and excludes purchased power and 4.1 GW of Duke Energy International assets.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy and Progress Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Duke Energy’s and Progress Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective stockholders. Duke Energy and Progress Energy urge investors and stockholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy stockholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

Top Tier Leaders of the Combined Company

Jim Rogers
Executive Chairman
18 Member Board of Directors
Chief Integration Officers
A.R. Mullinax
Paula Sims
Bill Johnson
President & CEO
Lynn Good
Chief Financial Officer
Marc Manly
General Counsel
Mark Mulhern
Chief Administrative Officer
Jennifer Weber
Chief Human Resources Officer
Dhiaa Jamil
Nuclear Generation
Jeff Lyash
Energy Supply
John McArthur
Regulated Utilities
Keith Trent
Commercial Businesses
Lloyd Yates
Customer Operations

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

2	Creating the Leading U.S. Utility – January 10, 2011

FAQs

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Why are Progress and Duke merging?

We believe this merger is in the best interest of our companies, our shareholders and our customers. This combination will create the largest regulated utility company in the country and better enable us to manage the transformation our industry is facing. Our industry is entering a building phase where we must invest in an array of new technologies to reduce our environmental footprints and become more efficient. By merging our companies, we can do that more economically for our customers, improve shareholder value and continue to grow.

This transaction also supports our objectives of growing the regulated business, and providing consistent and predictable earnings and cash flows to continue to support our dividend payments and maintain our balance sheet strength.

When will the merger be complete? How long will it take?

Completion of the merger is conditioned upon the approval of the shareholders of both companies, as well as other standard regulatory approvals. Other necessary approvals include: the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (NRC), the North Carolina Utilities Commission (NCUC) and the South Carolina Public Service Commission (SCPSC). The companies will also review integration plans with its other state regulators: the Florida Public Service Commission, the Indiana Utility Regulatory Commission, the Kentucky Public Service Commission and the Ohio Public Utilities Commission. The companies are targeting a closing by the end of 2011.

Why is this deal in the best interests of Duke Energy’s shareholders? Progress Energy’s shareholders?

The combination supports our objectives of growing the regulated business and providing consistent and predictable earnings and cash flows to continue to support our dividend payments and maintain our balance sheet strength. The combination is expected to be immediately accretive to earnings per share in the first year after closing and the combined company expects to pay a quarterly cash dividend of 24.5 cents per common share, which represents a 3 percent dividend increase for Progress shareholders, after adjusting for the exchange ratio.

What are the synergies (cost savings) resulting from this transaction? What is the time frame to realize the synergies?

Once the deal is complete, we expect to realize immediate customer benefits from savings related to fuel and the joint dispatch of our generation. Additionally, other non-fuel related efficiencies are expected from the leveraging of operational and customer service best practices that will lower our costs and increase our service levels to customers. Progress and Duke expect to realize synergies in a number of areas, particularly where the companies have duplicative operations and functions. The efficiencies we expect to result from this transaction will help us mitigate the future customer rate increases we expect for our customers as we reinvest in the business for the future.

http://wwwdev.duke-energy.com/progress-energy-merger/faqs.asp[1/9/2011 11:32:06 PM]

FAQs

What can the combined entity provide that the two companies can’t (and don’t already) provide?

The combined company will provide continued significant benefits for shareholders, customers, employees and the communities we serve. Combining Duke and Progress Energy creates a utility with greater financial strength and enhanced ability to meet head-on the challenges we both face. Changes in the industry require investments in an array of new technologies to reduce our environmental footprints and become more efficient. By merging the two companies, we can do that more economically for our customers, improve shareholder value and continue to grow. Benefits of the transaction include:

•     Efficiencies to help us mitigate future rate increases for our customers as we reinvest in the business for the future.

•     Immediate customer benefits from savings related to fuel and the joint dispatch of our generation.

•     Other non-fuel related efficiencies from the leveraging of operational and customer service best practices that will lower our costs and increase our service levels to customers.

•     Ability to continue to grow the regulated business, provide consistent and predictable earnings and cash flows, support our dividend payments and maintain our balance sheet strength.

What does a customer stand to gain here other than perhaps a slowed rise in costs?

This merger is about creating a company with the right size, scale and diversity to manage the transformation our industry is facing. The efficiencies we expect to gain from this transaction will help us mitigate the future rate increases we expect for our customers as we reinvest in the business for the future. That means further investments to replace aging plants and infrastructures, modernizing our smart grid technology, and meeting new environmental standards with renewable and alternative energy options that are environmentally responsible.

Our new combined company will continue the shared traditions of superior customer service, safety and reliability that customers have come to expect, and will be better positioned for effective restoration response going forward.

What are your plans for consolidating the two companies?

Integration teams from both companies will develop a detailed, thoughtful plan to integrate the companies and ensure a smooth transition for employees and customers. We are fortunate that both companies have successful track records of handling large-scale transitions.

The timing of our integration planning efforts will coincide with the regulatory approval timeline. Until the transaction closes, the companies will continue to operate as separate entities. As we work through the integration process, each company will remain focused on the important work we do now — providing strong customer service and operational excellence with a commitment to safe, reliable operations.

Will there be layoffs as a result of the merger? How many jobs will be lost?

Yes, we anticipate there will be job reductions at both companies as we merge operations in the years ahead. At this point, we do not have a predetermined number or goal. We will work to minimize the number of reductions by taking advantage of savings in other areas first (including fuel efficiencies and joint dispatch in the Carolinas).

>We currently anticipate that positions will not be eliminated until the merger is approved, which we expect to take about a year, and reductions will be phased in over several years.

In the coming months, we will be working to plan the integration of our operations. That comprehensive analysis will drive organizational decisions and staffing levels. The multi-year transition period also will help to further minimize reductions through attrition, retirements and managing of vacancies.

Until the transaction closes, the companies will continue to operate as separate entities. As we work through the integration process, each company will remain focused on the important work we do now — providing strong customer service and operational excellence with a commitment to safe, reliable operations.

http://wwwdev.duke-energy.com/progress-energy-merger/faqs.asp[1/9/2011 11:32:06 PM]

FAQs

Please describe the FERC market power test. With substantially all of the service territory in the Carolinas, how do you anticipate passing the market power test?

FERC has a well established set of rules for evaluating a potential merger transaction. We will make a filing with FERC shortly, outlining our position related to these rules and provisions. We do not anticipate any issues in meeting the FERC standards.

The nature of the wholesale generation markets regulated by FERC have evolved and changed over the past few years. For example, Progress has divested all of its unregulated merchant generation fleet in the Southeast since 2005. Additionally there is now less excess generation available for sale after the companies satisfy their native load obligations than in years past. In fact, the companies, especially Progress Energy Carolinas, tend to be net buyers of excess generation now rather than net sellers. Therefore, the combination of these two companies should satisfy the market power test typically applied by FERC in evaluating transactions in markets like those the companies operate in.

What will Jim Rogers’ role be in the new company?

Jim Rogers will serve as the executive chairman and will fulfill important roles internally and externally for the Company. Internally, he will advise and counsel the CEO on strategic and other matters. He will chair board of directors meetings and will represent the board to the public.

Externally, the executive chairman will serve as the company’s primary spokesman on matters of national and international energy policy. He will continue his involvement in global initiatives important to the company’s strategy, as well as the assessment of technological development and deployment. Along with the CEO, he will also play an active role in the company’s governmental relations and activities at the national and state levels. His work in these areas will help to shape and develop the company’s long-term strategy.

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may, ” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy and Progress Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Duke Energy’s and Progress Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set

http://wwwdev.duke-energy.com/progress-energy-merger/faqs.asp[1/9/2011 11:32:06 PM]

FAQs

forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

http://wwwdev.duke-energy.com/progress-energy-merger/faqs.asp[1/9/2011 11:32:06 PM]